Exhibit No. 12.1

Statements re: Computation of Ratios

$ in millions

	Feb. 26, 2011	Feb. 27, 2010	Feb. 28, 2009	Mar. 1, 2008	Mar. 3, 2007
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$2,078	$2,195	$1,700	$2,228	$2,130

Fixed Charges:
Interest portion of rental expense	348	338	282	222	198
Interest expense	87	94	94	62	31

Total fixed charges	435	432	376	284	229

Earnings available for fixed charges	$2,513	$2,627	$2,076	$2,512	$2,359

Ratio of earnings to fixed charges	5.78	6.08	5.52	8.85	10.30